UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

DORIAN LPG LTD.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Cusip No. Y2106R110	SCHEDULE 13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS BW Euroholdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,460
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*

The calculation assumes that there are a total of 55,106,852 Common Shares outstanding as of May 29, 2018, which is based on information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (the “Q3 2018 10-Q”).

Cusip No. Y2106R110	SCHEDULE 13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS BW Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,460
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,106,852 Common Shares outstanding as of May 29, 2018, which is based on information provided by the Issuer in the Q3 2018 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Sohmen Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,826,460
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,826,460

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,826,460
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation assumes that there are a total of 55,106,852 Common Shares outstanding as of May 29, 2018, which is based on information provided by the Issuer in the Q3 2018 10-Q.

Cusip No. Y2106R110	SCHEDULE 13D	Page 5 of 11

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 28, 2015, as amended by Amendment No. 1 filed on August 31, 2015, Amendment No. 2 filed on January 29, 2018 and Amendment No. 3 filed on February 1, 2018 (collectively with this Amendment No. 4, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Dorian LPG Ltd., a company incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) under the Exchange Act by the following persons (the “Reporting Persons”):

a.	BW Euroholdings Limited (“Euroholdings”), a company incorporated under the laws of Cyprus. The principal business of Euroholdings is that of an investment holding company. The registered address of Euroholdings is at 13 Karaiskaki Street, 3032 Limassol, Cyprus and the correspondence address of Euroholdings is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
b.	BW Group Limited (“BW Group”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BW Group is that of an investment holding company. The registered address of BWG is at Suite 412, 22 Church Street, HM 1189, Hamilton HM EX, Bermuda and the correspondence address of BWG is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.
c.	The Sohmen Family Foundation (the “Foundation”) is a foundation organized under the laws of Liechtenstein. The Sohmen Family Foundation is established for the long-term furtherance of the interests of the Sohmen Family over successive generations. Its principal business offices are located at Heiligkreuz 6, P.O. Box 484, FL-9490 Vaduz, Liechtenstein.

Euroholdings is a wholly-owned subsidiary of BW Group. The Foundation holds 93.25% of BW Group. The Reporting Persons may be considered a group within the meaning of Section 13(d)(3) of the Exchange Act.

Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons, which is incorporated herein by reference.

During the last five years prior to the date hereof, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended to add the following:

As of May 29, 2018, BW Group owns approximately 45% of BW LPG Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“BW LPG”).

On May 29, 2018, BW LPG proposed a combination of BW LPG and the Issuer in a transaction in which the Issuer’s stockholders, including BW Group, would receive 2.05 common shares of BW LPG (“BW LPG Common Shares”) for each Common Share of the Issuer they own (the “Proposal”). Under the Proposal, BW LPG would undertake a dual-listing of the BW LPG Common Shares on the New York Stock Exchange (“NYSE”) and the stockholders of the Issuer would receive NYSE-listed BW LPG Common Shares representing in the aggregate 45% of the combined company at the completion of the transaction. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal, which is attached as Exhibit 4 hereto and is incorporated by reference herein.

Cusip No. Y2106R110	SCHEDULE 13D	Page 6 of 11

On May 29, 2018, BW LPG also issued a press release announcing its submission of the Proposal, a copy of which is attached hereto as Exhibit 5 hereto, and made available an investor presentation regarding the Proposal, a copy of which is attached hereto as Exhibit 6 hereto.

The consummation of the transactions contemplated by the Proposal may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer and the delisting of the Common Shares from the NYSE.

The Reporting Persons are supportive of the transactions contemplated by the Proposal.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of, and may be deemed to have shared voting and dispositive power over, 7,826,460 Common Shares, which represents 14.2% of the total outstanding Common Shares. This percentage is based on 55,106,852 Common Shares outstanding as of December 31, 2017, according to the Q3 2018 10-Q.

(c) No transactions in Common Shares were effected during the past 60 days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule 1 hereto.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) This Item 5(e) is not applicable.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following exhibits:

Exhibit 99.4	Letter to the Issuer, dated May 29, 2018
Exhibit 99.5	Press release, dated May 29, 2018
Exhibit 99.6	Investor presentation, dated May 29, 2018

Cusip No. Y2106R110	SCHEDULE 13D	Page 7 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2018

BW EUROHOLDINGS LIMITED

By: /s/ Billy Chiu

Name: Billy Chiu
Title: Authorized Signatory

BW GROUP LIMITED

By: /s/ Nicholas Fell

Name: Nicholas Fell
Title: Authorized Signatory

SOHMEN FAMILY FOUNDATION

By: /s/ Andreas Sohmen-Pao

Name: Andreas Sohmen-Pao
Title: Authorized Signatory

Cusip No. Y2106R110	SCHEDULE 13D	Page 8 of 11

Schedule 1-A is hereby amended and restated in its entirety to read as follows:

SCHEDULE 1-A

Directors and Executive Officers of BW Euroholdings Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Andrea Maria Christodoulides Sofi Mylona	c/o BW Gas Cyprus Ltd Ariadne House, 4th floor, Office 41 333, 28th October street, 3106, Limassol Cyprus c/o 13 Karaiskaki Street 3032 Limassol, Cyprus	Company Director Company Director	British Cyprus

Executive Officers
None

Cusip No. Y2106R110	SCHEDULE 13D	Page 9 of 11

Schedule 1-B is hereby amended and restated in its entirety to read as follows:

 SCHEDULE 1-B

[Reserved.]

Cusip No. Y2106R110	SCHEDULE 13D	Page 10 of 11

Schedule 1-C is hereby amended and restated in its entirety to read as follows:

SCHEDULE 1-C

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Amaury de Seze	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	French
John B. Harrison	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Tan Hwee Hua @ Lim Hwee Hua	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Christian Clausen	c/o Mapletree Business City #18-02 10 Pasir Panjang Road Singapore 117438	Company Director	Danish

Executive Officers
Carsten Mortensen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer	Danish
Jakob Bergholdt	c/o Mapletree Business City #18-02 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Danish
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Corporate Services & General Counsel	British
Yngvil Signe Eriksson Asheim	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW Shipping	Norwegian
Lars Pedersen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW Fleet Management	Danish

Cusip No. Y2106R110	SCHEDULE 13D	Page 11 of 11

Sebastien Brochet	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Strategy, Corporate Development & HR	French
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Quality, Audit & Compliance	Singaporean